

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2022

Dinggui Yan
Chief Executive Officer
Jiayin Group Inc.
18th Floor, Building No. 1
Youyou Century Plaza
428 South Yanggao Road
Pudong New Area, Shanghai 200122
People's Republic of China

> **Re: Jiayin Group Inc.**
> **Form 20-F for the fiscal year ended December 31, 2020**
> **Filed April 30, 2021**
> **File No. 001-38806**

Dear Mr. Yan:

We have reviewed your January 18, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 4, 2022 letter.

Form 20-F for the fiscal period ended December 31, 2020

General, page 1

1. We note in your prior response letters of October 18, 2021, December 17, 2021 and January 18, 2021, and your Form 20-F filed April 30, 2021, that in your disclosures describing your contractual relationships with variable interest entities (VIEs), you disclose that you have control, control over, control through, the right to control, effective control, and operational control through the contractual VIE arrangements. We also note on pages 34 and 117 of your Form 20-F that you refer to VIEs as "our VIEs" and in your proposed enhanced disclosures in your comment letter responses of October 18, 2021 and

December 17, 2021, you make reference to "our consolidated VIE" and "our interests" with regard to consolidated VIE operations. Please revise your disclosures to ensure that any references to control or benefits that accrue to you because of the VIE are limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP and remove reference to "our" and "interests" and to reflect the contractual nature of your VIE relationships. Additionally, your disclosure should clarify that, you are the primary beneficiary of the VIE for accounting purposes.

2. We note in your response to prior comments 2 and 5 in your October 18, 2021 letter regarding the risks of your corporate structure and being based in or having the majority of the company's operations in China poses to investors, including significant regulatory, liquidity, and enforcement risks. Please also disclose at the onset of Part 1 and onset of Item 3, the risks to the underlying operations of the VIE, for example the ability and or impact to relocate and or reproduce operating activities elsewhere should operating in China become prohibitive.

Part I, page 4

3. Please revise your proposed disclosure at the onset of Part I to include:
   - An indication that the contracts underlying your VIE structure have not been tested in a court of law consistent with your response to prior comment 1 in your December 17, 2021 letter.
   - A specific statement whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies and that investors may never hold equity interests in the Chinese operating company.
   - A discussion of how recent statements and regulatory actions by China's government, such as those related to the use of data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments or list on a U.S. or other foreign exchange.
   - A statement that your auditor is not on the December 16, 2021 PCAOB determination report and that trading in your stock may be prohibited and your stock delisted if your auditor is not fully inspected. Provide a cross reference to your more detailed discussion in the relevant risk factor.
   - A description of how cash is transferred through your organization, your intentions to distribute earnings or settle amounts owed under the VIE agreements and whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Also indicate whether you have difficulties in transferring cash between any entities in your consolidated group whether in the form of dividends or payments of intercompany obligations. Disclose whether you have a cash management policy that dictates how funds are transferred. If so, please provide a summary here with a cross-reference to a more detailed discussion in the Key Information section. In any regard, include a cross reference to your VIE

Consolidation Schedules provided in response to prior comment 7 in your October 18, 2021 letter.

<u>Item 3. Key Information, page 4</u>

4. In your summary of risks entitled "Risks Relating to the Consolidated VIE and China Operations" proposed in response to prior comment 5 in your October 18, 2021 letter, you identify nine individual risks. Please conform your proposed summary disclosure to include all risk factors identified in Item 3. Key Information – D. Risk Factors – "Risks Relating to Our Corporate Structure" and "Risks Relating to Doing Business in China" and cross reference each of these individual risks to its relevant detailed risk factor in Item 3.D.

5. We note in your response to prior comments, specifically 5 and 9 of your October 18, 2021 letter and prior comment 3 of your December 17, 2021 letter, as well as disclosures in your Form 20-F as to your determination of required permissions and or regulatory approvals, and that in instances where you have not explicitly obtained, that you either do not believe it is required and or you have relied on advice and or opinion by your PRC counsel. At the onset of Item 3, please enhance your proposed disclosures to address the following:
    *   Explain how you determined that the permissions are not required and where you relied on the advice and or opinion of counsel, please disclose the name of counsel and file a consent. If you did not consult counsel on any individual permission or approval, explain why not.
    *   State each permission or approval that you, your subsidiaries, and the VIE and its subsidiaries are required to obtain from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE's operations and your other subsidiaries' operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. In addition, revise your proposed disclosure to update it for any and all new announcements or actions of the CSRC and CAC.
    *   Describe here and in the risk factors the consequences to you and your investors if you, your subsidiaries, or the VIE:
        *   Do not receive or maintain such permissions or approvals;
        *   Inadvertently conclude that such permissions or approvals are not required; or
        *   Applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

6. We note your response to prior comment 6 of your October 18, 2021 letter regarding how cash is transferred through your organization and that your PRC subsidiaries and the consolidated VIE can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserves and until such reserves reach 50% of its registered capital. Please enhance your disclosures to

Dinggui Yan
Jiayin Group Inc.
April 19, 2022
Page 4

define registered capital and disclose the reserve requirement for the periods consistent with the consolidated financial statements included in your Form 20-F. In addition, provide summary risk factor disclosure and risk factor disclosure about transferring cash out of China. There should be no assurance that the PRC government will not intervene or impose restrictions on the company's ability to do so. Also, include a cross-reference to your "VIE Consolidation Schedules".

7. We note your response to prior comment 7 of your October 18, 2021 letter. Please further disaggregate the "Non-VIE subsidiaries" columns of your "VIE Consolidation Schedules" to separately present:
   • Shanghai Kunjia Technology Co., Ltd., your wholly foreign owned enterprise (WFOE) contracting with the VIE;
   • Your other subsidiaries inside China; and
   • Your subsidiaries outside China.

8. Please disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act (HFCAA) if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose that your auditor is not in the determination report announced by the PCAOB on December 16, 2021. Discuss the provisions of the HFCAA and the impact of the Accelerating HFCAA if passed. Include a summary risk factor and cross reference to your detailed risk factor.

9. Please revise your proposed disclosure to include in Item 3 a separate "Enforceability of Civil Liability" section regarding the ability to impose liability on officers and directors located in Hong Kong and China consistent with your risk factor disclosure on pages 42 and 43 of your 2020 Form 20-F.

You may contact Michelle Miller at 1-202-551-3368 or Mark Brunhofer at 1-202-551-3638 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Finance